Exhibit 99.1

LJ International Received Strong Interest in Hong Kong Jewellery and Gem Fair

Continued Dominance at Runway with Exclusive Collections of Gemstone Jewelry

HONG KONG—(9/30/11)—LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”), a leading colored gemstone jeweler, announced today that the Company achieved enormous success and received enthusiastic response from existing and new customers from all over the world in the 2011 September Hong Kong Jewellery and Gem Fair (“the Fair”), a prominent fixture in the global jewelry trade’s events calendar.

The September Hong Kong Jewellery & Gem Fair is one of the most important fine jewelry trade events and was the world’s number one fine jewelry event in 2009, drawing more than 44,000 buyers from 135 countries and regions worldwide. The September Fair provided a perfect platform for the Company to showcase its exclusive collection of jewelry to its business partners and new customers from different regions worldwide. The exquisite jewelry of ENZO, the Company’s retail division, became the focus of the entire exhibition hall; the 13 dazzling show pieces in ENZO’s haute jewelry collection, out of the total of 24, dominated the runway in the Jewelry Parade. In the vendor display, ENZO presented a total of 28 collections of its signature colored gemstone pieces featuring Paraiba, Santa Maria Aquamarine, Tourmaline, Blue Tourmaline, and Blue-Green Tourmaline as well as a new collection comprising 14 show pieces of colored gemstone jewelry designed by Omar Torres, the newly appointed Creative Director of ENZO. The Company’s wholesale division also presented a wide range of fashion jewelry to meet the demand for high quality items at all price points.

Yu Chuan Yih, Chairman and CEO of LJI commented, “We are very pleased to see continued success in the trade fair, which is one of the major platforms to showcase our exclusive colored gemstone jewelry and fashion jewelry to buyers from all over the world looking for high quality jewels at different price points; the trade fair also allows us to explore new clientele while deepening our relationship with existing customers. Buyers placed orders at this occasion for Christmas, New Year and Valentine’s Day sales, making it a good litmus test for the sales for the coming season. Seeing such enthusiastic reception, we are confident that we will see sustained solid performance in wholesale business against a volatile global economic outlook.”

The 2011 September Hong Kong Jewellery & Gem Fair was held at two world-class venues, AsiaWorld-Expo (19-23 September 2011) and Hong Kong Convention and Exhibition Centre (21-25 September 2011) under the concept of “One Fair, Two Venues”, which attracted 3,454 exhibitors from 46 countries and regions.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com